UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.4)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 4)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Craig S. Tillotson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Craig S. Tillotson: United States of America

NUMBER OF	5	SOLE VOTING POWER Craig S. Tillotson: 4,549,827**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Craig S. Tillotson: 179,766**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Craig S. Tillotson: 4,549,827**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Craig S. Tillotson: 179,766**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Craig S. Tillotson: 4,729,593**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Craig S. Tillotson: 12.6%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Craig S. Tillotson: IN

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Craig S. Tillotson (the "Reporting Person").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 1565 East 3300 South, Salt Lake City, UT 84106.

	(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

	(a)	The Reporting Person beneficially owns or may be deemed to beneficially own 4,729,593 shares of Class A Common Stock as follows: 843,172 shares of Class A Common Stock, and 3,886,421 shares of the Issuer’s Class B Common Stock, par value $.001 per share (the “Class B Common Stock”), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Craig S. Tillotson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 4,729,593 shares of Common Stock referenced above: 1,000,000 shares of Class B Common Stock held indirectly as the manager of SNT Rhino Company, L.C.; 52,500 shares of Class B Common Stock and 60,000 shares of Class A Common Stock held indirectly as the sole

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

trustee of The Craig S. Tillotson Fixed Charitable Trust; 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The DPN Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The GNT Trust; and 31,600 shares of Class B Common Stock and 30,000 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 3,886,421 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, the Reporting Person would beneficially own or may be deemed to beneficially own 4,729,593 shares of Class A Common Stock which would constitute 12.6% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 3,886,421 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, he would beneficially own or may be deemed to beneficially own 4,729,593 shares of Class A Common Stock which would constitute 1.0% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 3,886,421 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, he would beneficially own or may be deemed to beneficially own 843,172 shares of Class A Common Stock and 3,886,421 shares of Class B Common Stock which would constitute 7.6% of the aggregate voting power of the Issuer and 5.7% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 3,854,821 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has sole power to vote or direct the vote, the Reporting Person would have sole power to vote or direct the vote of 4,549,827 shares of Class A Common Stock as follows: 3,437,327 shares of Class A Common Stock held directly; 1,000,000 shares of Class A Common Stock held indirectly as the sole trustee of SNT Rhino Company, L.C.; and 112,500 shares of Class A Common Stock held indirectly as the sole trustee of The Craig S. Tillotson Fixed Charitable Trust.

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

(ii) Assuming conversion of all outstanding 31,600 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 179,766 shares of Class A Common Stock as follows: 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The DPN Trust; 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The GNT Trust; and 61,600 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

(iii) Assuming conversion of all outstanding 3,854,821 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has sole power to dispose or direct the disposition, the Reporting Person would have sole power to dispose or direct the disposition of 4,549,827 shares of Class A Common Stock as follows: 3,437,727 shares of Class A Common Stock held directly; 1,000,000 shares of Class A Common Stock held indirectly as the sole trustee of SNT Rhino Company, L.C.; and 112,500 shares of Class A Common Stock held indirectly as the sole trustee of The Craig S. Tillotson Fixed Charitable Trust.

(iv) Assuming conversion of all outstanding 31,600 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has shared power to dispose or direct the disposition, the Reporting Person would have shared power to dispose or direct the disposition of 179,766 shares of Class A Common Stock as follows: 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The DPN Trust; 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The GNT Trust; and 61,600 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

Item 5	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Craig S. Tillotson
By: Craig S. Tillotson
Dated: February 14, 2002